    Caracle Creek International Consulting Inc.

Stephen William Wetherup
34176 Cedar Avenue
Abbotsford, British Columbia, Canada, V2S 2W1
Telephone: 604-617-5955, Email: swetherup@cciconline.com

CERTIFICATE OF AUTHOR

I, Stephen William Wetherup of 34176 Cedar Avenue, Abbotsford, British Columbia, certify that:

1.	I am a graduate of the University of Manitoba with a BSc. Honours in Geology, in 1995,

2.	I have practiced my profession as an mineral exploration geologist with Fox Geological Services, Phelps Dodge Corp. of Canada and as a geological consultant, for 9 years, where I have been involved with the geological exploration of precious and base metal properties and deposits in a variety of capacities, including conducting site visits and evaluations,

3.	I have been operating a business as a geological consultant under my own name since June, 2001, and under the name of Caracle Creek International Consulting Inc. since March 2004,

4.	I am a member of the Society of Economic Geologists, Geological Association of Canada, and the Vancouver Mining Exploration Group,

5.	I am a Professional Geoscientist registered with the Association of Professional Geoscientists and Engineers of British Columbia and have been for 5 years,

6.	I am a “qualified person” under the definition for “qualified persons” set out by NI43-101,

7.	I last visited the Juanicipio Property between February 17th and 18th , 2006,

8.	I am the author of this technical report “Independent Technical Report: Juanicipio Silver Project, Zacatecas State, Mexico” (the “Report”) and dated July 5th , 2006,

9.	I have reviewed the geological data and am not aware of any material facts or change in facts at the time this certification is dated,

10.	I have no monetary interest in the property nor do I own or expect to receive interest in Mag- Silver Corporation,

11.	I have had no involvement with the Mag-Silver Corporation or with the Juanicipio Property previous to writing this report,

12.	I have read the TSX Venture Exchange policy documents, National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1 and the Report has been prepared in accordance to the standards set out by the aforementioned documents.

____________ signed _____________ Stephen William Wetherup, BSc., P.Geo.

Abbotsford, British Columbia Dated this 5th day of July, 2006

Caracle Creek International Consulting Inc. MAG06-JN July 5th, 2006